15048561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc.

OFFICIAL USE ONLY
100100
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway, Suite 450
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Henry Flammer 949-753-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmdage
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Suite 831 Houston, TX 77084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Michael Henry Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 26 day of January, 2015,

by Michael Henry Flammer
Name(s) of signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KIMBERLY POWELL
Commission # 2068457
Notary Public - California
Orange County
My Comm. Expires Jun 4, 2018

Signature of Notary Public: Kimberly Powell

(Notary Seal)

Commission Expiration: June 4, 2018

-- OPTIONAL --

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: ______________ Number of Pages: 2 (two)

Signers other than named above: no other signers

MFS

MFS

Multiple Financial Services, Inc.

Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ending: December 31, 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Multiple Financial Services, Inc.

I have audited the accompanying statement of financial condition of Multiple Financial Services, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan T. Tuttle

Houston, Texas
February 20, 2015

Certified Public Accountant

MFS

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2014

Assets		
Checking	$	7,926
Money Markets		11,519
Accounts Receivable		2,724
Marketable Securities		48,640
Furniture and Equipment less Accumulated Depreciation		387
Other Assets		1,270
Total Assets	$	72,466
Liabilities		
Accounts Payable	$	753
Credit Card Payable		162
Payroll Tax Payable		-
Overdraft Protection Payable		-
Other Liabilities		40
Total Liabilities	$	954
Shareholders' Equity		
Common Stock ($) par value, 1,000 shares authorized and 200,000 shares outstanding	$	16,289
Paid in Capital		3,959
Retained Earnings		6,107
Net Income (Loss)		45,157
Total Shareholder's Equity	$	71,512
Total Liabilities and Shareholder's Equity	$	72,466

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Revenues		
Commissions	$	68,510
Fees and Other Income		27,885
Other Miscellaneous Income		1,502
Total Revenue	$	97,897
Operating Expenses		
Advertising	$	2,106
Bad Debt		-
Bank Service Fees		175
Commissions		5,033
Depreciation		386
Dues and Subscriptions		931
Insurance Expense		2,250
Interest Expense		50
FINRA Fees		3,749
Office Expense		898
Postage & Shipping		885
Professional Fees		1,250
Rent		5,448
Repairs		1,192
Salaries – Officers		11,318
Tax and Licenses		1,204
Telephone and Internet Communications		4,608
Travel and Entertainment		13,935
Miscellaneous		4,286
Total Operating Expenses	$	59,704
Other Income		
Net Unrealized Gain on Securities	$	7,234
Interest and Dividend Income		530
Total Other Income	$	7,764
Income Before Income Taxes	$	45,957
Tax Provision		800
Net Income	$	45,157

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Cash Flows

for the Year-Ended: December 31, 2014

Cash Flows from Operating Activities		
Net Income	$	45,157
Changes in Operating Assets and Liabilities		
Accounts Receivables	$	3,574
Marketable Securities		(11,592)
Furniture and Equipment		386
Other Assets		1,804
Credit Card Payable		900
Payroll Tax Payable		(1,732)
Overdraft Protection Payable		
Other Liabilities		40
Net Cash Used From Operating Activities	$	38,496
Cash Flows for Investing Activities		
Cash Flows from Financing Activities		
Capital Distribution	$	57,100
Net Increase in Cash		18,604
Cash at Beginning of Year		39,319
Cash at End of Year	$	20,715

SUPPLEMENTAL INFORMATION

Interest Paid	219
Income Taxes Paid	800

The accompanying notes are an integral part of these financial statements.

MFS

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended: December 31, 2014

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, as of December 31, 2013	200,000	$ 16,289	$ 3,959	$ 63,207	$ 83,455
Distribution				$ 57,100	$ 57,100
Net Income				$ 45,157	$ 45,157
Balance Ending December 31, 2014	200,000	$ 16,289	$ 3,959	$ 51,264	$ 71,512

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended: December 31, 2014

Subordinated Borrowings at January 1, 2014	$	-
Increases:		-
Decreases:		-
Subordinated Borrowings at December 31, 2014	$	-
		========

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Notes to Financial Statements

As of and for the Year-Ended: December 31, 2014

Note 1 - Organization and Nature of Business

Multiple Financial Services, Inc. (the "Company ") is a California corporation incorporated on June 2, 1999. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA") . The Company serves primarily individual customers in Southern California.

Note 2- Significant Accounting Policies

Basis of Presentation -The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and /or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment A dvisory S ervices
- Private Placements of securities

Regarding its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers under any circumstances. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of *Income Taxes and* unrecognized tax benefits are adjusted when new information is available, or when an event occurs that requires a change.

Depreciation- Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of" Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordina ry course of business.

Note 3- Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value .

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level I) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability . (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value (Continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Total
Cash & Marketable Securities	$ 68,085			$ 68,085

Note 4- Marketable Securities

Marketable securities include stocks with a fair market value of $48,640. The accounting for the mark-to-market on the proprietary trading is included in other income as net unrealized gain of $7,234.

Note 5 - Property and Equipment, Net

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$ 14,560	5
Furniture and fixtures	5,990	7
	$ 20,550	
Less accumulated depreciation	(20,163)	
Property and equipment, net	$ 386	

Depreciation expense for the year ended December 31, 2014 is $386.

Note 6- Operating Lease Commitments

The Company had a non-cancellable month-to-month operating lease which had no expiration date for the last eight years and no increase in rents. The Company agreed to annual lease/rent increases between 5 and 10% depending on occupancy demands and other business decisions to be made by the lessor. There is the possibility that the Company could relocate to another office location if the lease rates, in the opinion of senior management, becomes excessive.

Year	Office Lease
2015	$ 412.50, increasing on March 1st to $433.13
2016	$ 433.13, increasing on March 1st to $454.79

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fu fill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary the credit standing of each counter-party.

Note 8 - Income Taxes

The Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California minimum franchise tax.

Note 9 - Contingency

There has been no need to assign any values for listed contingencies on the Net Computations Page as there has been no complaints or known arbitration proceedings for the Calendar Year ending 2014 and none are expected in the future.

Note 10- Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31 , 2014, through February 2 0, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

MULTIPLE FINANCIAL SERVICES, INC.
Supplementary Schedules Pursuant to SEC Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2014

Computation of Net Capital

Stockholder's Equity			$ 71,512
Non-Allowable Assets			
Accounts Receivables (over 30 days)	$ 1,075		
FINRA Flex Funding Account	1,269		
Furniture & Fixed Assets	387		
PAIB (Introducing BD Proprietary Acct)	728		
Total Non-Allowable Assets		**$ 3,459**	
Haircuts on Securities Positions			
Securities Haircuts	$ 7,417		
Undue Concentration Charges			
Total Haircuts on Securities Positions		**$ 7,417**	
Net Allowable Capital			**$ 60,636**

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	**$ 64**	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		
Net Capital Requirement		**$ 5,000**
Excess Net Capital		**$ 55,636**

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	**$ 954**	
Percentage of Aggregate Indebtedness to Net Capital		**1.57 %**

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2014	**$ 60,636**
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	**$ 60,636**
Reconciled Difference	**-$ 0**

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEC Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $60,636 which was $55,636 in excess of its required net capital of 5,000. The Company's net capital ratio was 1.57%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEC Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEC Rule17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEC Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2014

Exemption Report Pursuant to SEC Rule 17a-5(d)(1)(i)(B)(2)

Multiple Financial Services, Inc.
Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Corporate:
15615 Alton Parkway, Suite 450
Irvine, California 92618

Main: (800) 510 – 2055
Fax: (888) 831 – 3236

February 20, 2015

Mr. Nathan Talmadge Tuttle CPA
Member PCAOB
8133 Park Row, Suite 831
Houston, Texas 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dear Mr. Tuttle:

To the best of our knowledge and belief, Multiple Financial Services, Inc., a Registered Securities Broker Dealer firm and a Registered Investment Advisor, Member FINRA/SIPC:

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. Has met the identified exemption from January 1, 2014 through December 31st, 2014, without exception, unless, if applicable, as stated below;

Multiple Financial Services, Inc. has had no exceptions to report this Calendar year.

Regards,

Michael Henry Flammer — Date 2/20/2015
President / CEO
Multiple Financial Services, Inc.

MHF/pm

NOTE: A copy of this written correspondence has been submitted to the Compliance Department in accordance with Rule Regulations.
Website: http://www.multiplefinancial.com **E-Mail:** firstname.lastname@multiplefinancial.com

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEC Rule 17a-5(d)(1)(i)(B)(2)
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2014

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 20, 2015

Michael Flammer
Multiple Financial Services, Inc.
15615 Alton Parkway, Suite 450
Irvine, CA 92618

Dear Mr. Flammer:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Multiple Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Multiple Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "Special Account for the Exclusive Benefit of customers" maintained. Multiple Financial Services, Inc. stated that Multiple Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Multiple Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Multiple Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nathan P. Tuttle

Houston, Texas
February 20, 2015

The accompanying notes are an integral part of these financial statements.